

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Julia A. Sloat
Vice President & Chief Financial Officer
SOUTHWESTERN ELECTRIC POWER CO
1 Riverside Plaza
Columbus, OH 43215

  Re: SOUTHWESTERN ELECTRIC POWER CO
    Registration Statement on Form S-3
    Filed August 20, 2021
    File No. 333-258961

Dear Ms. Sloat:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Purcell at 202-344-9074 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation